Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

SECOND QUARTER ENDED JUNE 30, 2011

INDEX

Forward-looking statements	2
Executive summary	3
Overview	5
Second quarter 2011 Highlights	6
2011 Outlook	9
Summarized financial results	11
Attributable gold production and cash cost per ounce	15
Attributable gold sales volume and realized gold price	16
Niobium production, sales and operating margin	16
Financial results	17
Quarterly financial review	21
Market trends	21
Results of operations	23
Development projects	32
Exploration	34
Financial position	41
Disclosure controls and procedures and internal controls over financial reporting	46
Changes in accounting policies and future accounting policies	47
Risks and uncertainties	48
Supplemental information to the management’s discussion and analysis	49
Mining operations production data	56

The following Management’s Discussion and Analysis (“MD&A”), dated August 10, 2011, should be read in conjunction with the Company’s annual consolidated financial statements for December 31, 2010 and related notes thereto which appear elsewhere in this report. Beginning January 1, 2011, IAMGOLD reports under International Financial Reporting Standards (“IFRS”). The unaudited consolidated interim financial statements for the second quarter of 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS (refer to note 28 in the unaudited consolidated interim financial statements for the second quarter of 2011 for reconciliations from Canadian generally accepted accounting principles (“GAAP”) to IFRS). All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York and Botswana stock exchanges.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

FORWARD-LOOKING STATEMENTS

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s annual MD&A risks and uncertainties section, and the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured,” “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC as they may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Form 40-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov./edgar.html/ or by contacting the Investors Relations department.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

EXECUTIVE SUMMARY

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is committed to being a global leader in generating superior value for its stakeholders through responsible mining. With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business.

IAMGOLD remains focused on growth and increasing value for its stakeholders. The Company will continue its strategy of expanding existing operations as the most cost effective way to grow while aggressively looking for accretive new opportunities. IAMGOLD will pursue strategic relationships to unlock value within its existing portfolio of assets and to target new opportunities. To date in 2011 the Company has:

•

At the end of the second quarter of 2011, confirmed its plans to divest from the Mupane mine, located in Botswana. An agreement has been signed in early August to divest from the mine. Accordingly, the Mupane mine is presented as an asset held for sale and Mupane’s financial results are now reported under net earnings from discontinued operations in the consolidated statement of earnings.

•

In June, filed an independent technical report on IAMGOLD’s niobium mine with potential for an approximate 700% increase in measured and indicated mineral resources to over 1.9 billion kilograms of contained niobium pentoxide, and an after-tax net asset value in the range of $1.6 billion to $2.0 billion.

•	In June, increased its annual dividend payment by 150% from $0.08 per share to $0.20 per share.

•

In June, completed the sale of its 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for $667.0 million, resulting in a gain of $402.6 million. In addition to increasing the Company’s liquidity position to $1.2 billion, the transaction will enable the Company to increase its focus, time and resources on IAMGOLD operated and joint venture operations.

•

In May, reached a Framework Agreement to support a substantial capacity expansion of IAMGOLD's Rosebel gold mine in Suriname, centered on IAMGOLD's increased investment in brownfield and other near plant resource development, infrastructure and energy.

•

In March, signed a Memorandum of Understanding (“MOU”) with the China National Gold Group Corporation (“China Gold”). This MOU confirms the mutual intention of IAMGOLD and China Gold to cooperate in the pursuit and development of mineral deposits in the regions of IAMGOLD‘s focus.

•	In February, disposed of the La Arena project, a non-strategic asset, for $48.8 million resulting in a gain of $10.5 million (before income tax impact).

For the second quarter of 2011, IAMGOLD reported record net earnings. Attributable gold production from continuing operations totaled 188,000 ounces at a cash cost of $697 per ounce1. Average cash costs at IAMGOLD-operated sites were $666 per ounce during the second quarter of 2011, an increase of 19% compared to $560 per ounce during the second quarter of 2010. The Rosebel and Essakane mines produced 87,000 and 62,000 attributable ounces of gold, respectively, in the quarter.

1 Cash cost per ounce is a non-GAAP financial measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

During the second quarter of 2011, the Company generated $345.7 million in revenues from continuing operations supported by an average realized gold price of $1,515 per ounce. Net earnings attributable to equity shareholders of $478.9 million ($1.28 per share) increased by 1,523% compared to the second quarter of 2010. Adjusted net earnings1 from continuing operations attributable to equity shareholders of $69.7 million ($0.19 per share) increased by 261% compared to the second quarter of 2010. Adjusted operating cash flow1 of $149.2 million ($0.40 per share) during the second quarter of 2011 compared to $82.6 million ($0.22 per share) continues to fund the expansion plans at IAMGOLD’s existing operations and fund exploration initiatives.

Niobium revenues were $48.1 million in the second quarter of 2011 compared to $38.9 million in the same period in 2010, due to an 18% increase in sales volume and higher realized niobium prices during the quarter. The operating margin per kilogram of niobium decreased by $5 per kilogram during the current quarter compared to the same period in the prior year. As expected, the inclusion of the paste backfill process lowered operating margin per kilogram of niobium. In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar, and higher prices of aluminum used in processing compared to 2010.

Attributable gold production guidance from continuing operations in 2011 is now between 870,000 and 930,000 ounces and cash costs of between $620 and $650 per ounce. The updated guidance excludes the Mupane, Tarkwa and Damang results from production and cash costs.

The Company demonstrated its focus on profitable growth with the following initiatives in the second quarter of 2011:

•	Progress with the feasibility study to review the expansion of the Essakane mine to capitalize on promising near-mine exploration results.

•	The Company is reviewing steps to expand the capacity at the Rosebel mine.

•	In the first quarter of 2011, the Company completed the feasibility study on the Sadiola sulphide initiative and continues progress towards a construction decision in the third quarter of 2011.

•

Independent technical report confirming IAMGOLD’s niobium mine potential with a near 700% increase in measured and indicated mineral resources to over 1.9 billion kilograms of contained niobium pentoxide and an estimated after-tax net asset value of up to $2.0 billion.

•

Development and exploration continues at the Westwood project with spending of $32.9 million and $2.8 million, respectively, (before tax credits) in the second quarter of 2011. The shaft achieved a depth of 1,322 metres. The project continues on plan with expected production in early 2013.

•	The Company has numerous projects underway and is pursuing additional advance exploration opportunities to continue to provide a strong pipeline for future growth.

The Company now reports its financial statements according to International Financial Reporting Standards (“IFRS”). Refer to note 28 in the unaudited consolidated interim financial statements for the 2010 reconciliation from Canadian generally accepted accounting principles to IFRS.

[1]

Adjusted net earnings attributable to equity shareholders of the Company, adjusted net earnings attributable to equity shareholders per share, cash cost per ounce, adjusted operating cash flow and adjusted operating cash flow per share are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

OVERVIEW

IAMGOLD is an established mining company. IAMGOLD’s interests include five operating gold mines, a niobium mine, a diamond royalty, and exploration and development projects located in Africa and the Americas. IAMGOLD’s growth plans are currently focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Quebec. The Company’s advanced exploration and development projects include the Westwood project in Canada and the Quimsacocha project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and evaluation projects (“E&E”).

Site	Operator	Reporting Segment	Geographic Location	IAMGOLD Share(e)
				2011	2010
Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%
Essakane mine(a)	IAMGOLD	Gold	Burkina Faso	90%	90%
Doyon division(b)	IAMGOLD	Gold	Canada	100%	100%
Mupane mine(c)	IAMGOLD	Gold	Botswana	100%	100%
Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%
Quimsacocha project	IAMGOLD	E&E	Ecuador	100%	100%

Joint Ventures:
Sadiola mine	AngloGold Ashanti	Gold	Mali	41%	41%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%

Investments in associates(d) :
Tarkwa mine	Gold Fields Limited	Gold	Ghana	-	18.9%
Damang mine	Gold Fields Limited	Gold	Ghana	-	18.9%

(a)	The construction of the Essakane mine was completed in 2010, and commercial production began on July 16, 2010.

(b)	The Doyon division includes the Mouska mine and the Westwood project.

(c)

The Mupane mine is presented as an asset held for sale based on IAMGOLD’s decision and plan to divest from the Mupane mine, located in Botswana. An agreement has been signed in early August to divest from the mine.

(d)	On June 22, 2011, the Company sold its interests in Tarkwa and Damang gold mines for $667.0 million.

(e)

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), Essakane S.A. (the Essakane mine) and EURO Ressources S.A. Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings. Basic earnings per share are calculated by dividing earnings attributable to equity shareholders by the weighted average number of common shares outstanding during the period. This MD&A includes discussion and analysis based on the portion of net earnings, net earnings from discontinued operations and adjusted net earnings attributable to equity shareholders of the Company.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Second Quarter 2011 HIGHLIGHTS

Financial Results and Position

•	Revenues from continuing operations of $345.7 million were up 75% from $198.1 million in the second quarter of 2010.

•

Net earnings from continuing operations attributable to equity shareholders of $74.5 million ($0.20 per share), increased by 223% compared to $23.1 million ($0.06 per share) in the second quarter of 2010.

•

Adjusted net earnings from continuing operations attributable to equity shareholders[1] of $69.7 million ($0.19 per share1), increased by 261% from $19.3 million ($0.05 per share) in the second quarter of 2010.

•

Results from discontinued operations (Mupane, Tarkwa and Damang mines) and the gain on disposal of Tarkwa and Damang mines are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

•	Net earnings attributable to equity shareholders of $478.9 million ($1.28 per share) include a gain of $402.6 million from the disposal of the Tarkwa and Damang investment.

•	Adjusted operating cash flow from continuing operations[1] of $149.2 million ($0.40 per share1), increased by 81% compared to $82.6 million ($0.22 per share) in the second quarter of 2010.

•

Financial position with cash, cash equivalents and gold bullion (at market) increased by $0.6 billion in the second quarter to $1.2 billion at June 30, 2011. The increase was mainly driven by the proceeds of $667.0 million received from the disposal of IAMGOLD’s investment in Tarkwa and Damang.

•	Mupane mine reclassified as a discontinued operation and an agreement to divest from the mine has been signed with a purchaser in early August. The transaction is expected to close shortly.

•	On June 21, 2011, IAMGOLD announced an increased semi-annual dividend payment in the amount of $0.10 per share. The $37.5 million dividend was paid on July 20, 2011.

•

The Company filed a renewal of its existing short form base shelf prospectus and increased the amount enable to be raised to $1 billion. The renewal has a 25 month life in Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility.

Production, Cash Costs and Gold Margin

Gold Operations

•

Attributable gold production of 188,000 ounces from continuing operations, an increase of 47% compared to 128,000 attributable ounces in the second quarter of 2010. Total attributable gold production including discontinued operations was 198,000 ounces (190,000 ounces in the second quarter of 2010).

•	Weighted average cash cost[1] from continuing operations of $697 per ounce, compared to $593 per ounce in the second quarter of 2010.

•	Gold margin[1] increased by 35% from $607 per ounce during the second quarter of 2010 to $818 per ounce during the second quarter of 2011 as price increases more than offset the increases in costs.

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operation, and adjusted operating cash flow from continuing operations per share, cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Niobec Mine

•

Niobium production of 1.1 million kilograms, similar to production in the second quarter of 2010, and an operating margin[1] of $14 per kilogram, compared to $19 per kilogram in the second quarter of 2010.

•

Completion of an independent technical report confirming IAMGOLD’s niobium mine potential with a near 700% increase in measured and indicated mineral resources and an estimated after-tax net asset value of up to $2.0 billion.

Exploration

Exploration expenditures of $27.0 million, compared to $26.2 million during the second quarter of 2010, including near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects.

Development and Expansion Projects

Canada – Westwood Project

The Westwood project expenditures, excluding exploration, in the second quarter of 2011 totaled $32.9 million (before tax credits) (first six months of 2011 – $53.5 million) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, the waste silo foundation, and the beginning of the ground support of the six-metre diameter ventilation shaft. During the second quarter of 2011, shaft sinking reached 1,322 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work including 2,260 metres of lateral and vertical excavation achieved (first six months of 2011 – 4,366 metres). The incident involving the hoist at the Doyon division, as disclosed on July 13, 2011, will not have a significant impact on the cost or timing of the Westwood project. Plans remain on track for an early 2013 commercial start.

Ecuador – Quimsacocha

The Company has obtained the requisite permits and authorization to advance feasibility work of the Quimsacocha project. The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contract recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key terms.

Mali – Sadiola Sulphide Project

The feasibility study on the Sadiola sulphide initiative was completed in 2010 and progress continues towards a construction decision. Technical and commercial reviews are ongoing within both Joint Venture holders and decisions are expected in the third quarter of 2011.

Suriname – Rosebel Mine Feasibility Study to Expand the Plant Capacity

The Company is reviewing steps to expand the capacity at the Rosebel mine. The feasibility study to expand the plant capacity at Rosebel is progressing as planned. The expansion is primarily an optimization of the open pit mine. The project entails additional grinding capacity to allow mill throughput to be maintained between 12 and 14 million tonnes per year, even with the increased hard rock volumes, coupled with additional mining equipment to increase annual mining capacity to 70 million tonnes to optimize mill feed grades. The expansion essentially brings gold production forward in time and reduces long-term fixed costs by reducing the currently planned mine life.

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Burkina Faso – Essakane Feasibility Study to Expand the Mine

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The current mine plan includes processing soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. Following a positive outcome of the study, construction could commence in the fourth quarter of 2011.

Commitment to Zero Harm Continues

•

On May 23, 2011, IAMGOLD was honoured with the 2011 Syncrude Award for Excellence in Sustainable Development for our Zero Harm vision. This award promotes the Canadian minerals industry as an active seeker of sustainability solutions that engage and affect the Canadian public. Sustainability is defined as meeting the needs of the present generation without compromising the ability of future generations to meet their needs. Sustainable development includes the interdependent and mutually reinforcing pillars of economic development, social development and environmental protection. This award recognizes extraordinary systems, programs or processes that have far-reaching and positive sustainability effects in all industry sectors across Canada. It recognizes those individuals, communities, organizations, corporations or academics that are working to create economic wealth while mitigating environmental impacts and acting inclusively towards all segments of society.

•	IAMGOLD made the 2011 Maclean’s/Jantzi-Sustainalytics list of the 50 Most Responsible Corporations in Canada for the second year in a row.

•	IAMGOLD also ranked first in the mining industry in Canada’s Best 50 Corporate Citizens in 2011 CSR publication Corporate Knights Magazine.

•

The frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD during the second quarter of 2011 was 0.99 compared to 1.00 in the second quarter of 2010. The importance of continually striving for Zero harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through programs that reinforce the importance of constant vigilance in the workplace and the adoption of safe work practices.

[1]	The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

2011 OUTLOOK

IAMGOLD revised its guidance for production for 2011 as follows:

	2011 Revised Guidance Issued in August 2011	2011 Revised Guidance Issued in May 2011
Attributable gold production (000 oz)
Mines owned and operated by IAMGOLD
Rosebel	360–380	360–380
Essakane	340–360	370–390
Mouska	25–30	25–30
	725–770	755–800
Sadiola and Yatela mines	145–160	145–160
Total attributable production from continuing operations	870–930	900–960
Discontinued operations (Mupane, Tarkwa and Damang)	67	100–110
Total	940–1,000	950–1,050
Cash cost ($/oz of gold) from continuing operations[1]	620–650	590–620
Average gold price ($/oz)	1,500	1,400
Average crude oil price ($/barrel)	95	100
Average foreign exchange rate (C$/US$)	1.00	1.00
Average foreign exchange rate (US$/€)(a)	1.40	1.40
Niobium production
Niobec (millions of kilograms)	4.5–5.0	4.5–5.0
Operating margin ($/kg Nb)[1]	15–17	15–17
(a)	Applies to the Essakane mine.

Guidance for Gold Production

The continuing operations production guidance for 2011 was revised to reflect the sale of the 18.9% interest in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited, and the commitment of the Company, in the second quarter of 2011, to a plan to divest from the Mupane mine located in Botswana. An agreement has been signed in early August to divest from the mine.

Essakane’s attributable production in 2011 is now expected to be between 340,000 and 360,000 ounces. The 30,000 ounce reduction from the original guidance reflects the lower production in the second quarter of 2011. The second quarter reduction was mainly due to an extended crusher repair and a brief water shortage before the beginning of the rainy season which commenced a few weeks later than normal. The crusher has now ramped up and the water reservoirs have filled with the arrival of the rainy season. The site is well into a capital program to build an additional bulk water storage facility to add approximately 50% more storage capacity for the coming year as well as doubling the pumping capacity between the water capture point and the water storage reservoirs.

[1]

Cash cost per ounce and Operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Guidance for Cash Cost per Ounce of Gold

The Company revised its guidance for its cash cost per ounce of gold in 2011 to between $620 and $650 per ounce, $30 per ounce higher than the previous guidance issued in May 2011. This increase primarily reflects the update in production at Essakane, exclusion of Tarkwa, Damang and Mupane which are discontinued operations, and an update of business environment assumptions such as the price for gold, price of oil, and foreign exchange rates.

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2011.

	Change of	Impact on the Annualized 2011 Cash Cost by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$10
Canadian dollar per U.S. dollar	$0.10	$3
Euro per U.S. dollar	$0.10	$5

Guidance for Capitalized Mining Assets, Exploration and Development Expenditures

The Company plans to continue making significant investment in mine development and exploration in 2011 and maintains its total capital expenditure guidance of $460.0 million as provided in January 2011. During the first half of 2011, IAMGOLD’s expenditures totaled $145.1 million.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

SUMMARIZED FINANCIAL RESULTS

Revenues from continuing operations in the second quarter of 2011 reached $345.7 million, a 75% increase from $198.1 million in the second quarter of 2010, primarily due to the addition of production from the Essakane mine and higher gold prices. For IAMGOLD’s continuing operations and joint ventures, the number of ounces of gold sold increased by 47% while the average realized gold price rose by 26% compared to the second quarter of 2010. Gold margin per ounce increased from $607 to $818 as price increases more than offset the increases in costs.

In the second quarter of 2011, net earnings from continuing operations attributable to equity shareholders increased by 223% to $74.5 million ($0.20 per share), compared to $23.1 million ($0.06 per share) in the second quarter of 2010.

Adjusted net earnings from continuing operations attributable to equity shareholders1 of $69.7 million ($0.19 per share1) increased by 261% compared to $19.3 million ($0.05 per share) in the second quarter of 2010. The impact of higher sales and gold prices was partially offset by increases in mining costs and income and mining taxes.

Results from discontinued operations (Mupane, Tarkwa and Damang mines) and the gain on disposal of Tarkwa and Damang mines are presented separately as net earnings from discontinued operations in the consolidated statement of earnings, and comparative periods have been adjusted accordingly.

Net earnings attributable to equity shareholders were $478.9 million ($1.28 per share) during the second quarter of 2011, compared to $29.5 million ($0.08 per share) in the second quarter of 2010 and included the gain on disposal of Tarkwa and Damang mines of $402.6 million.

Operating cash flow from continuing operations in the second quarter of 2011 was $12.2 million compared to $30.1 million in the second quarter of 2010. Adjusted operating cash flow from continuing operations1 in the second quarter of 2011 was $149.2 million ($0.40 per share), an increase of 81% compared to $82.6 million ($0.22 per share) in the second quarter of 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position has improved with $1.2 billion available at June 30, 2011, compared to $0.4 billion at the end of 2010. During the second quarter of 2011, cash and cash equivalents increased mainly due to the sale of its 18.9% interest in the Tarkwa and Damang gold mines for gross proceed of $667.0 million.

As at June 30, 2011, $350.0 million of unused credit remained available under the Company’s credit facility. In addition, the Company had used $18.8 million from the $50.0 million revolving facility for the issuance of letters of credit.

In 2011, the Company plans to incur approximately $460.0 million in capital expenditures and $58.6 million in exploration expenses.

[1]

Adjusted net earnings attributable to equity shareholders of the Company and adjusted net earnings attributable to equity shareholders per share are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	June 30 2011	Change	December 31 2010
Financial Position	$		$
Cash and cash equivalents and gold bullion
• at market value	1,198.0	191%	411.3
• at cost	1,089.4	250%	311.2
Total assets	4,070.5	19%	3,431.1
Equity	3,376.5	22%	2,758.1

(in $ millions, except where noted)	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
	$		$	$		$
Results of Continuing Operations
Revenues	345.7	75%	198.1	759.7	80%	421.5
Mining costs including depreciation, depletion and amortisation	200.0	63%	122.7	409.5	61%	253.9
Earnings from mining operations	145.7	93%	75.4	350.2	109%	167.6
Net earnings from continuing operations attributable to equity shareholders	74.5	223%	23.1	207.7	203%	68.6
Basic earnings from continuing operations attributable to equity shareholders per share ($/share)	0.20	233%	0.06	0.56	195%	0.19
Net earnings attributable to equity shareholders	478.9	1,523%	29.5	632.3	630%	86.6
Basic net earnings attributable to equity shareholders per share ($/share)	1.28	1,500%	0.08	1.69	635%	0.23
Adjusted net earnings from continuing operations attributable to equity shareholders[1]	69.7	261%	19.3	187.7	223%	58.1
Basic adjusted net earnings from continuing operations attributable to equity shareholders per share ($/share)[1]	0.19	280%	0.05	0.50	213%	0.16
Cash Flows
Operating cash flow from continuing operations	12.2	(59%)	30.1	211.1	117%	97.2
Adjusted operating cash flow from continuing operations[1]	149.2	81%	82.6	368.1	102%	182.3
Adjusted operating cash flow from continuing operations per share[1] ($/share)	0.40	82%	0.22	0.98	100%	0.49

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company, adjusted net earnings from continuing operations attributable to equity shareholders per share, adjusted operating cash flow from continuing operations and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
Key Operating Statistics
Gold mines (Continuing operations)
Gold sales (000 oz)[1]	193	47%	131	459	56%	294
Average realized gold price ($/oz)	1,515	26%	1,200	1,447	26%	1,150
Attributable gold production (000 oz)
Continuing operations	188	47%	128	421	51%	278
Discontinued operations	10	(84%)	62	67	(43%)	118
Total	198	4%	190	488	23%	396
Cash cost from continuing operations ($/oz)[2]	697	18%	593	613	16%	528
Gold margin from continuing operations ($/oz)[2]	818	35%	607	834	34%	622
Operating results – Niobec mine
Niobium sales (millions of kg Nb)	1.3	18%	1.1	2.3	5%	2.2
Niobium production (millions of kg Nb)	1.1	-	1.1	2.2	(4%)	2.3
Operating margin ($/kg Nb)[2]	14	(26%)	19	15	(21%)	19

[1]	Gold sales include 100% sales of Rosebel, Essakane and the Doyon division, 41% of sales from Sadiola, and 40% of sales from Yatela.
[2]

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Gold Production, Cash Cost and Gold Margin

Total gold production for the second quarter of 2011 was 198,000 attributable ounces compared to 190,000 attributable ounces during the second quarter of 2010. Gold production from continuing operations for the second quarter of 2011 was 188,000 attributable ounces at an average cash cost1 of $697 per ounce, compared to 128,000 attributable ounces at an average cash cost of $593 per ounce in the second quarter of 2010.

The 47% increase in production from continuing operations was mainly the result of inclusion of production from the Essakane mine.

The consolidated average cash cost1 from continuing operations of $697 per ounce in the second quarter of 2011 has increased by $104 per ounce from $593 per ounce in the second quarter of 2010 mainly due to lower grades, higher labour, energy and consumables costs, and higher royalties of $22 per ounce. Gold margin per ounce1 increased by 35% as increases in the average gold price more than offset the increases in costs.

Niobec Production and Operating Margin

Niobium production was similar in the second quarter of 2011 compared to the second quarter of 2010, as higher throughput offset the impact of lower grades.

The operating margin per kilogram of niobium1 decreased by $5 per kilogram during the second quarter of 2011 compared to the second quarter of 2010 as a result of commissioning of the paste backfill system, the strengthening in the Canadian dollar and higher prices and volumes of aluminum used in processing.

Throughout the second quarter of 2011, the Company has been executing on its strategic initiative to unlock the value of Niobec. In June 2011, the Company announced that it had filed an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) on the Niobec mine. The PEA shows a significant increase in the measured, indicated and inferred mineral resource estimates at Niobec with the potential for a significant production expansion. The PEA examined the impact of changing the existing underground mine to an alternative bulk mining method. IAMGOLD technical personnel then compared the economics of the open pit scenario and a block caving scenario (the “Study”). The work done on the PEA and the Study will be advanced in a 2011 pre-feasibility study to confirm the potential upside of Niobec.

The Study reflects potential for a near 700% increase in measured and indicated mineral resources to over 1.9 billion kilograms of contained niobium pentoxide, and a potential threefold increase in niobium production to a level of 15 million kilograms per year. Under the above assumptions, the remaining mine life would exceed 40 years. After-tax net asset value is expected to range between $1.6 billion and $2.0 billion.

In addition, the Company has identified an underexplored Rare Earth Element (REE) zone at the Niobec site and exploration and metallurgical test work has been initiated.

[1]

Cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production		Total Cash Cost[2]		Gold Production			Total Cash Cost[2]
	Second quarter ended		Second quarter ended		Six months ended			Six months ended
	June 30		June 30		June 30			June 30
	2011	2010	2011	2010	2011		2010	2011	2010
IAMGOLD Operator	(000 oz)	(000 oz)	$/oz	$/oz	(000 oz	)	(000 oz)	$/oz	$/oz
Rosebel (95%)	87	82	704	567	187		175	618	508
Essakane (90%)	62	-	613	-	157		-	501	-
Doyon division (100%)[1]	-	2	-	280	-		2	-	280
	149	84	666	560	344		177	565	505
Joint Ventures
Sadiola (41%)	33	29	705	636	63		59	714	587
Yatela (40%)	6	15	1,401	697	14		42	1,352	544
	39	44	817	656	77		101	829	569
Continuing operations	188	128	697	593	421		278	613	528
Discontinued operations	10	62	1,271	687	67		118	792	676
Total	198	190	729	623	488		396	637	572

Continuing operations
Cash cost excluding royalties			610	528				533	467
Royalties			87	65				80	61
Cash cost[2]			697	593				613	528

IAMGOLD’s attributable gold production from continuing operations increased by 60,000 ounces (47%) during the second quarter of 2011 compared to the same period in the prior year primarily as a result of the inclusion of production from Essakane which commenced production in the third quarter of 2010. In addition, production was higher at Rosebel with improved recoveries resulting from the construction of additional CIL tanks in 2010. These increases were partly offset by lower grade ore stacked at Yatela in prior periods.

The consolidated cash cost increased by $104 from $593 per ounce in the second quarter of 2010 to $697 per ounce in the second quarter of 2011. As gold price increased, the sites maximized their margins by mining lower grades which increased cash costs. In addition, grades were lower at the Company’s mature mines. The Company faced cost pressures such as higher labour costs, higher energy costs, and higher costs of consumables. Energy costs increased with a surge in worldwide oil price which led to higher haulage and power generation costs. In addition, royalties increased by $22 per ounce with the increase in gold prices. Notwithstanding these cost increases, gold margins per ounce of gold2 increased by 35% as a result of the increased gold price.

[1]	As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.
[2]	Cash cost per ounce and gold margin per ounce are a non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold sales			Realized gold price		Gold sales			Realized gold price
	Second quarter ended June 30			Second quarter ended June 30		Six months ended June 30			Six months ended June 30
	2011	2010		2011	2010	2011	2010		2011	2010
	(000 oz)	(000 oz	)	$/oz	$/oz	(000 oz)	(000 oz	)	$/oz	$/oz
Operator	156	87		1,518	1,207	385	195		1,448	1,154
Joint ventures	37	44		1,500	1,187	74	99		1,444	1,144
Total sales from continuing operations(a)(b)	193	131		1,515	1,200	459	294		1,447	1,150

(a)

Attributable sales volume for the second quarters of 2011 and 2010 were 182,000 ounces and 126,000 ounces, respectively, and for the first six months of 2011 and 2010, 431,000 ounces and 284,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

(b)

Continuing operations exclude Mupane, Tarkwa and Damang which are discontinued operations. Gold sales from discontinued operations for the second quarters of 2011 and 2010 were 13,000 ounces and 62,000 ounces, respectively. Gold sales from discontinued operations for the first six months of 2011 and 2010 were 72,000 ounces and 120,000 ounces, respectively.

Gold sales volumes from continuing operations increased in the second quarter of 2011 compared to the second quarter of 2010, mainly due to commencement of commercial production at Essakane partially offset by lower sales at Yatela. The average spot gold price on the London Bullion Market Association (“LBMA”) for the second quarter of 2011 was $1,506 per ounce, versus $1,197 per ounce in the same period in 2010.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	Second quarter ended June 30			Six months ended June 30
	2011	Change	2010	2011	Change	2010
Operating results – Niobec mine
Niobium production (millions of kg Nb)	1.1	-	1.1	2.2	(4%)	2.3
Niobium sales (millions of kg Nb)	1.3	18%	1.1	2.3	5%	2.2
Operating margin ($/kg Nb)[1]	14	(26%)	19	15	(21%)	19

Niobium production during the second quarter of 2011 was similar to the prior year quarter. The operating margin per kilogram of niobium decreased by $5 per kilogram during the current quarter compared to the same period in 2010 as a result of the inclusion of the paste backfill process and the strengthening Canadian dollar.

1 Operating margin per kilogram of niobium at the Niobec Mine is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

FINANCIAL RESULTS

ADJUSTED NET EARNINGS FROM CONTINUING OPERATIONS ATTRIBUTABLE TO EQUITY SHAREHOLDERS1

Adjusted net earnings from continuing operations attributable to equity shareholders1 during the second quarter of 2011 of $69.7 million increased by $50.4 million when compared to $19.3 million in the same period in 2010. The change is attributable to the following:

Second quarter ended June 30 2011
(in $ millions)	$
Higher metal prices	63.5
Higher sales volumes	80.7
Higher revenues from royalties	3.4
Higher operating costs	(60.0)
Higher royalty expenses	(8.9)
Higher depreciation, depletion and amortisation	(8.3)
Higher exploration expenses	(6.6)
Higher derivative gain	7.3
Other	(2.4)
Higher income and mining taxes	(18.3)
Increase in adjusted net earnings from continuing operations attributable to equity shareholders, compared to the second quarter of 2010	50.4

REVENUES

The Company’s consolidated revenues from continuing operations increased by $147.6 million (75%) compared to the second quarter of 2010 to $345.7 million in the second quarter of 2011 as a result of:

•

Gold revenues increased by $135.0 million as gold prices rose by $315 per ounce ($60.7 million) and gold sale volume increased by 62,000 ounces primarily as a result of the new Essakane mine in the third quarter of 2010 ($74.3 million),

•	Niobium revenues increased by $9.2 million as niobium prices increased marginally ($2.8 million) and niobium sales rose by 0.2 million kilograms ($6.4 million), and

•	Revenues from other metals and royalty interests in the Diavik mine increased by $3.4 million.

MINING COSTS

Mining costs from continuing operations, excluding depreciation, depletion and amortisation, increased by $68.9 million (69%) compared to the second quarter of 2010 to $168.2 million in the second quarter of 2011. Mining costs rose due to:

•	Inclusion of mining costs from the Essakane mine following the commencement of commercial production in July 2010 ($35.8 million),

•

Higher operating costs ($24.2 million), primarily at Rosebel and Niobec; operating costs were higher primarily due to increased labour, energy and consumables costs and the impact of mining lower grades, the Niobec paste backfill process and the strengthening in the Canadian dollar, and

•	Higher royalties ($8.9 million) driven from higher realized gold prices.

[1]

Adjusted net earnings from continuing operations attributable to equity shareholders of the Company and adjusted net earnings from continuing operations attributable to equity shareholders per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

DEPRECIATION, DEPLETION AND AMORTISATION

Depreciation, depletion and amortisation increased from $23.8 million in the second quarter of 2010 to $32.2 million in the second quarter of 2011, mainly due to the inclusion of Essakane where production commenced during the third quarter of 2010. This was partially offset by an increase in the reserves for gold sites and at Niobec.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses in the second quarter of 2011 were $11.0 million, compared to $13.0 million in the second quarter of 2010. The decrease in 2011 mainly reflects reduced share based benefits and other one-time costs.

EXPLORATION EXPENSES

Exploration expenses in the second quarter of 2011 were $18.0 million, compared to $11.4 million in the second quarter of 2010. Exploration expenditures included near-mine exploration and resource development at Rosebel, Essakane and Westwood, and greenfield exploration on 16 projects. Refer to the Exploration section for more details.

FOREIGN EXCHANGE GAIN

The foreign exchange gain in the second quarter of 2011 was $5.1 million, compared to $5.2 million in the second quarter of 2010. The majority of the foreign exchange gain/loss during 2011 and 2010 was mainly due to the impact of foreign exchange variation on net monetary assets such as cash held in Canadian dollars, receivables, payables, income and mining taxes payable, and asset retirement obligations.

INTEREST INCOME, DERIVATIVES AND OTHER INVESTMENT GAINS

The total of interest income, derivatives gain and other investment gains was $8.5 million in the second quarter of 2011 compared to a loss of $1.5 million in the second quarter of 2010.

The major items in the second quarter of 2011 are the amortisation of the deferred gain related to flow-through shares ($3.5 million), a derivative gain ($1.4 million), a gain on sale of gold bullion ($1.4 million), and a gain on sale of assets ($1.1 million).

INCOME AND MINING TAXES

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses does not satisfy the “probable” criterion for the recognition of deferred tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions. It is not probable that the benefit will be realized.

In the second quarter of 2011, income and mining taxes totaled $47.4 million, compared to $28.9 million in the second quarter of 2010. The effective tax rate varies from the combined federal and provincial income tax rate of 28.4% in the second quarter of 2011 and 31.0% in the second quarter of 2010 primarily due to the geographic distribution of income, the fluctuations in exchange rates for foreign currency, and the non recognition of tax benefits on certain losses.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Tarkwa and Damang mines (Investments in associates)

On June 22, 2011, IAMGOLD sold its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”) for proceeds of $667.0 million. Interests in Tarkwa and Damang mines were accounted for as investments in associates using the equity method. The Company ceased the equity method accounting as of April 1, 2011 and recorded an after-tax gain of $402.6 million on this sale.

Mupane mine

The Mupane mine is presented as an asset held for sale based on IAMGOLD’s decision and plan to divest from the Mupane mine, located in Botswana. An agreement has been signed in early August to divest from the mine.

Net earnings from discontinued operations of the Mupane mine are disclosed in the consolidated statement of earnings. The assets and liabilities are classified as held for sale in the consolidated balance sheet since the relevant criteria are met. At June 30, 2011, the Mupane mine reflected assets of $50.4 million and liabilities of $25.9 million.

CASH FLOW

	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
(in $ millions)	$	$	$	$
Operating activities	12.2	30.1	211.1	97.2
Investing activities	568.5	(135.9)	556.8	(236.8)
Financing activities	1.7	5.2	13.6	10.4
Impact of foreign exchange on cash and cash equivalents	(0.8)	(0.3)	0.8	(0.4)
Increase (decrease) in cash and cash equivalents from continuing operations	581.6	(100.9)	782.3	(129.6)
Cash flows from (used in) discontinued operations	(11.6)	34.7	(5.7)	41.7
Increase (decrease) in cash and cash equivalents	570.0	(66.2)	776.7	(87.9)
Cash and cash equivalents, beginning of period	477.5	169.7	270.8	191.4
Cash and cash equivalents, end of period	1,047.5	103.5	1,047.5	103.5

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Continuing Operations:

Operating Activities

In the second quarter of 2011, cash flows from continuing operating activities were lower than the same period last year mainly due to higher income and mining taxes paid, and inventory increases at Essakane and Rosebel. Adjusted operating cash flow from continuing operations1 in the second quarter of 2011 was $149.2 million ($0.40 per share), an increase of 81% compared to $82.6 million ($0.22 per share) in the second quarter of 2010. The increase is mainly due to the impact of higher production from continuing operations and higher per ounce gold margin.

Investing Activities

Investing activities related to continuing operations in the second quarter were positive as they include proceeds received from the sale of the Tarkwa and Damang mines of $667.0 million during the second quarter of 2011, and the sale of the La Arena project during the first quarter of 2011. Capital expenditures in mining assets and exploration and evaluation were $92.7 million during the second quarter of 2011 compared to $136.2 million in the second quarter of 2010. In 2010, expenditures included the construction expenditures on the Essakane mine.

Financing Activities

Cash flows from financing activities related to continuing operations in the second quarters of 2011 and 2010 were mainly due to issuance of shares (flow-through shares and exercise of options), partially offset by payment of dividends to shareholders and non-controlling interests.

Foreign Exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of the Canadian dollar compared to the U.S. dollar.

Discontinued Operations:

Cash flows from discontinued operations are related to the Mupane, Tarkwa and Damang mines.

[1]

Adjusted operating cash flow from continuing operations and adjusted operating cash flow from continuing operations per share are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

QUARTERLY FINANCIAL REVIEW(a)

	IFRS						Can GAAP
(in $ millions, except where noted)	Q2	2011 Q1	Q4	Q3	Q2	2010 Q1	Q4	2009 Q3
	$	$	$	$	$	$	$	$
Revenues from continuing operations	345.7	414.0	440.9	234.7	198.1	223.4	254.3	226.5
Net earnings (loss) from continuing operations	80.1	142.1	127.9	39.9	24.2	48.7	(56.0)	58.2
Net earnings (loss)	484.5	162.3	134.5	54.5	30.7	60.2	(47.4)	64.9
Net earnings (loss) attributable to equity shareholders	478.9	153.4	124.1	52.0	29.5	57.1	(47.4)	64.9
Basic earnings attributable to equity shareholders of the Company per share ($/share)	1.28	0.41	0.33	0.14	0.08	0.15	(0.13)	0.18
Diluted earnings attributable to equity shareholders of the Company per share ($/share)	1.27	0.41	0.33	0.14	0.08	0.15	(0.13)	0.18

(a)	The unaudited consolidated interim financial statements for the first six months of 2011 have been prepared in accordance with IFRS with comparative information for 2010 restated under IFRS.

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

In the second quarter of 2011, the gold price continued to display considerable volatility with spot daily closings between $1,418 and $1,553 per ounce (second quarter of 2010 – $1,124 and $1,261 per ounce) from London Bullion Market Association (“LBMA”).

($/oz of gold)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
Average market gold price	1,506	1,197	1,445	1,152
Average realized gold price	1,515	1,200	1,447	1,150

			June 30 2011	December 31 2010
Closing market gold price			1,506	1,406

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2010. The largest producer in the niobium market is a Brazilian producer whose operations can impact market conditions. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production increased by approximately 6% compared to the second quarter of 2010. The niobium average realized price for IAMGOLD was marginally higher in the second quarter of 2011 when compared to the average realized price in the second quarter of 2010.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the second quarter of 2011. The recent downgrade in the U.S. sovereign credit rating is not expected to have a material impact on IAMGOLD’s financial position as all or the Company’s revenues and most of cost base are in U.S. dollar, and U.S. dollar denominated short-term investments have maturities of less than twelve months. The key currencies to which the Company is exposed are the Canadian dollar and the euro.

Average rates	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
Canadian $ / US$	0.9675	1.0284	0.9764	1.0331
US$ / Euro	1.4396	1.2729	1.4047	1.3499
Closing rates			June 30 2011	December 31 2010
Canadian $ / US$			0.9638	0.9999
US$ / Euro			1.4498	1.3382

In 2011, the Company is, on an ongoing basis, updating its hedge positions, within its hedging strategy, designed to meet its currency requirements by mitigating the volatility of movement in the exchange rates of foreign currencies. Refer to Financial position – Market risks section for more information.

OIL PRICE

The Company’s operations and projects expect to consume approximately 0.6 million barrels of fuel in 2011. In the second quarter of 2011, the oil price displayed considerable volatility with spot daily closings between $83 and $106 per barrel.

($/barrel)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
Average market oil price	102	78	98	79
			June 30 2011	December 31 2010
Closing market oil price			95	91

The Company’s hedging strategy for oil price is based on the use of oil option contracts to provide protection against the effects of oil price increases on the cost of diesel fuel. Call options on oil are used to mitigate the risk of diesel price increases. Refer to Financial position – Market risks section for more information.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

100% Basis

	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
Total operating material mined (000 t)	12,284	4%	11,797	23,595	(9%)	25,956
Strip ratio(a)	3.1	7%	2.9	3.1	3%	3.0
Ore milled (000 t)	3,125	(1%)	3,172	6,193	(2%)	6,303
Head grade (g/t)	1.0	11%	0.9	1.0	-	1.0
Recovery (%)	93	4%	89	94	3%	91
Gold production – 100% (000 oz)	92	7%	86	197	7%	184
Attributable gold production – 95% (000 oz)	87	7%	82	187	7%	175
Gold sales – 100% (000 oz)	87	-	87	191	1%	189
Gold revenue ($/oz)(b)	1,518	26%	1,207	1,455	26%	1,156
Cash cost excluding royalties ($/oz)	617	22%	504	537	19%	450
Royalties ($/oz)	87	38%	63	81	40%	58
Cash cost ($/oz)(c)	704	24%	567	618	22%	508

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the current quarter was 7% higher than the same period in the prior year, primarily as a result of improved recoveries from the leaching circuit expanded in late 2010. However, lesser access to high grade materials during the rainy season resulted in production being lower than the previous three quarters.

The site faced cost pressures during the quarter and cash costs were higher. Higher global oil prices led to increased cost of hauling and increased costs of thermal power.

Labour costs were higher year-over-year due to inflationary factors in the Surinamese economy and royalties increased with rising gold prices, partly offset by the devaluation of the Surinamese dollar.

During the second quarter of 2011, Rosebel’s capital expenditures were $13.7 million and consisted of new mining equipment ($2.6 million), resource delineation and near-mine exploration ($3.3 million), new truck shop ($2.1 million), tailings dam ($0.8 million), gravity circuit ($0.9 million), and various smaller projects ($4.0 million). Capital expenditures during the first six months of 2011 were $21.3 million.

Expansion at Rosebel

The feasibility study to expand the plant capacity at Rosebel is progressing as planned. The expansion is primarily an optimization of the open pit mine. Without this expansion, mill throughput would decline going forward as the ore mix will trend to higher proportions of hard rock. The cost of the staged expansion is expected to total an additional $185 million over the next seven years versus the no-expansion case with sustaining and replacement capital only. The project entails additional grinding capacity to allow mill throughput to be maintained between 12 and 14 million tonnes per year, even with the increased hard rock volumes, coupled with additional mining equipment to increase annual mining capacity to 70 million tonnes to optimize mill feed grades. The expansion essentially brings gold production forward in time and reduces long-term fixed costs by reducing the currently planned mine life.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

In May 2011, the Company reached a framework agreement with the Government of Suriname to support a substantial capacity increase at the Rosebel gold mine. The framework is centered on IAMGOLD's increased investment in brownfield and other near plant resource development, infrastructure and energy.

Outlook

Rosebel’s attributable production in 2011 is expected to be between 360,000 and 380,000 ounces.

Capital expenditures of $95 million are planned at Rosebel in 2011, and include spending of $46 million on a mine equipment expansion and replacement program, $15 million on mill expansion and a gravity circuit upgrade, $15 million on a resource delineation and near-mine exploration program, and $19 million on other sustaining capital. The 95,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Burkina Faso – Essakane Mine (IAMGOLD interest—90%)

Summarized Results

100% Basis

	Second quarter ended June 30 2011(a)	Change	Second quarter ended June 30 2010(a)	Six months ended June 30 2011(a)	Change	Six months ended June 30 2010(a)
Total operating material mined (000 t)	5,929	-	-	13,546	-	-
Strip ratio(b)	1.5	-	-	1.7	-	-
Ore milled (000 t)	1,344	-	-	3,595	-	-
Head grade (g/t)	1.6	-	-	1.6	-	-
Recovery (%)	96	-	-	96	-	-
Gold production – 100% (000 oz)	69	-	-	175	-	-
Attributable gold production – 90% (000 oz)	62	-	-	157	-	-
Gold sales – 100% (000 oz)	69	-	-	184	-	-

Gold revenue ($/oz)(c)	1,519	-	-	1,445	-	-

Cash cost excluding royalties ($/oz)	525	-	-	424	-	-
Royalties ($/oz)	88	-	-	77	-	-
Cash cost ($/oz)(d)	613	-	-	501	-	-
(a)	Commercial production started July 16, 2010.
(b)	Strip ratio is calculated as waste mined divided by ore mined.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable production during the second quarter of 2011 was 62,000 ounces, compared to 95,000 ounces during the first quarter of 2011 mostly due to the impact of an extended crusher repair and a brief water shortage before the beginning of the rainy season. The crusher repair has been completed and has now ramped up to normal production levels. The arrival of the rainy season has filled the water reservoirs and the site is well into a capital program to build an additional bulk water storage facility to add approximately 50% more storage capacity for the coming year as well as doubling the pumping capacity between the water capture point and the water storage reservoirs. This expansion is expected to be completed this year and in time to fill with 2011 rainfall.

Cash costs in the second quarter were higher compared to the first quarter of 2011 mainly due to lower production. In addition, cash costs increased due to higher energy prices, upward pressure on consumable prices and higher royalties due to higher gold prices.

During the second quarter of 2011, Essakane’s capital expenditures were $17.9 million and consisted of the feasibility study on the expansion ($4.7 million), bulk water storage facility ($5.1 million), pumping station ($1.0 million), and other sustaining capital ($7.1 million). Capital expenditures during the first six months of 2011 were $27.1 million.

Expansion at Essakane

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The current mine plan includes processing soft rock for the three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Outlook

Essakane’s attributable production in 2011 is now expected to be between 340,000 and 360,000 ounces. The 30,000 ounce reduction from the original guidance reflects the lower production in the second quarter of 2011. Based on a favourable outcome of the feasibility study, capital expenditures of $139 million are planned at Essakane in 2011 and include $95 million for the expansion project, $8 million for the feasibility study, and $6.6 million for the resource delineation and near-mine exploration program. The 50,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
Total operating material mined (000 t)	16	(6%)	17	30	(17%)	36
Ore milled (000 t)	-	-	-	-	-	-
Gold production (000 oz)	-	-	2	-	-	2
Gold sales (000 oz)	-	-	-	10	67%	6

Gold revenue ($/oz)(a)	-	-	-	1,380	25%	1,100

Cash cost excluding royalties ($/oz)	-	-	252	-	-	252
Royalties ($/oz)	-	-	28	-	-	28
Cash cost ($/oz)(b)	-	-	280	-	-	280

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

As a cost savings initiative, the ore mined from Mouska has been stockpiled and will be batch processed later in 2011.

Outlook

The production of the Mouska mine is expected to be between 25,000 and 30,000 ounces in 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results

41% Basis

	Second quarter ended June 30 2011	Change		Second quarter ended June 30 2010	Six months ended June 30 2011	Change		Six months ended June 30 2010
Total operating material mined (000 t)	2,640	6%		2,486	5,109	(1%	)	5,154
Strip ratio(a)	6.7	(18%	)	8.2	6.5	(19%	)	8.0
Ore milled (000 t)	492	10%		448	961	8%		891
Head grade (g/t)	2.0	(5%	)	2.1	1.9	(10%	)	2.1
Recovery (%)	95	-		95	95	1%		94
Attributable gold production (000 oz)	33	14%		29	63	7%		59
Attributable gold sales (000 oz)	30	3%		29	60	3%		58

Gold revenue ($/oz)(b)	1,502	26%		1,188	1,446	26%		1,148

Cash cost excluding royalties ($/oz)	620	9%		567	630	21%		520
Royalties ($/oz)	85	23%		69	84	25%		67
Cash cost ($/oz)(c)	705	11%		636	714	22%		587

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The attributable gold production for the current quarter was 14% higher than the same period in the prior year as a result of higher throughput.

Cash costs rose during the current quarter compared to the similar period in the prior year primarily as a result of higher energy costs, higher consumables costs, higher labour costs from a revised mining contract finalized in the fourth quarter of 2010, and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during the second quarter of 2011 was $2.2 million, mainly related to the Sadiola sulphide project and capitalized exploration expenditures.

Sadiola distributed a dividend of $12.0 million to IAMGOLD during the quarter (2010 IAMGOLD’s share $25.0 million).

Expansion at Sadiola

A construction decision on the Sadiola sulphide project is expected during 2011. The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010. IAMGOLD took the lead in this work with an innovative approach to reduce cost and re-engineer the construction schedule. The potential to add more resources and reserves to the sulphide deposit as well as to the other satellite deposits remains encouraging and will be pursued in 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
Total operating material mined (000 t)	1,746	28%	1,364	3,234	56%	2,068
Strip ratio(a)	6.3	(18%)	7.7	6.2	2%	6.1
Ore crushed (000 t)	288	(12%)	328	564	(11%)	632
Head grade (g/t)	1.1	10%	1.0	1.0	(29%)	1.4
Attributable gold stacked (000 oz)	10	(9%)	11	19	(34%)	29
Attributable gold production (000 oz)	6	(60%)	15	14	(67%)	42
Attributable gold sales (000 oz)	7	(53%)	15	14	(66%)	41

Gold revenue ($/oz)(b)	1,488	26%	1,185	1,436	26%	1,138

Cash cost excluding royalties ($/oz)	1,309	110%	622	1,267	166%	476
Royalties ($/oz)	92	23%	75	85	25%	68
Cash cost ($/oz)(c)	1,401	101%	697	1,352	149%	544

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production was lower in the second quarter of 2011 compared to the same period in 2010 as a result of lower gold stacked in prior periods. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs during the current quarter were significantly higher than the similar period in the prior year. This was primarily due to current quarter’s production being approximately halved from the similar period in the prior year. In addition, the site faced similar cost pressures as Sadiola.

There were no significant capital expenditures during the second quarter of 2011 and the comparable period last year.

Yatela did not distribute any dividend during the second quarter of 2011 (2010 – $64.8 million, IAMGOLD’s share $25.9 million).

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Discontinued gold operations

Botswana – Mupane Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Second quarter ended June 30 2011	Change	Second quarter ended June 30 2010	Six months ended June 30 2011	Change	Six months ended June 30 2010
Gold production (000 oz)	10	(23%)	13	21	(19%)	26
Cash cost ($/oz)(a)	1,271	43%	887	1,325	55%	857

(a)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The Mupane mine is presented as an asset held for sale based on IAMGOLD’s decision and plan to divest from the Mupane mine, located in Botswana. An agreement has been signed in early August to divest from the mine. The Company’s updated continuing business guidance excludes Mupane results from production and cash costs effective July 1, 2011.

Net earnings of the Mupane mine are disclosed as discontinued operations in the consolidated statement of earnings (refer to note 6 in the Company’s unaudited consolidated interim financial statements). The assets and liabilities are classified as held for sale in the consolidated balance sheet since the relevant criteria are met. At June 30, 2011, the Mupane mine comprised assets of $50.4 million and liabilities of $25.9 million.

Ghana – Tarkwa and Damang Mines (IAMGOLD interest – 18.9%)

In June 2011, IAMGOLD announced the receipt proceeds of $667.0 million on the closing of the sale of its 18.9% interests in the Tarkwa and Damang gold mines in Ghana, West Africa to Gold Fields Limited (“Gold Fields”). The Company’s updated continuing business guidance excludes Tarkwa and Damang results from production and cash costs effective April 1, 2011.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Second quarter ended June 30 2011	Change		Second quarter ended June 30 2010	Six months ended June 30 2011	Change		Six months ended June 30 2010
Total operating material mined (000 t)	546	24%		441	1,075	18%		911
Ore milled (000 t)	529	16%		456	1,050	16%		904
Grade (% Nb2O5)	0.60	(3%	)	0.62	0.59	(5%	)	0.62
Niobium production (millions of kg Nb)	1.1	-		1.1	2.2	(4%	)	2.3
Niobium sales (millions of kg Nb)	1.3	18%		1.1	2.3	5%		2.2

Operating margin ($/kg Nb)(a )	14	(26%	)	19	15	(21%	)	19

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the current quarter was similar to the same quarter in the prior year as higher throughput offset the impact of lower grades.

Niobium revenues were $48.1 million in the second quarter of 2011 compared to $38.9 million in the same period in 2010, due to an 18% increase in sales volume and higher realized niobium prices during the quarter.

The operating margin per kilogram of niobium decreased by $5 per kilogram during the current quarter compared to the same period in the prior year. As expected, the inclusion of the paste backfill process lowered operating margin per kilogram of niobium as the process adds costs to mining the new reserves. In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar, and higher prices of aluminum used in processing compared to 2010.

In the second quarter of 2011, capital expenditures were $12.5 million and included underground development ($3.5 million), underground equipment ($2.8 million), pumping station ($3.0 million), and various other projects ($3.2 million). Capital expenditures during the first six months of 2011 were $23.1 million.

Expansion at Niobec

The Company is currently undertaking a pre-feasibility study to confirm the potential upside of Niobec. The study is planned for completion by the end of 2011 and will help determine whether open pit mining or block caving will provide the best financial returns for Niobec.

In June 2011, the Company filed an independently prepared NI 43-101 compliant preliminary economic assessment (“PEA”) on the Niobec mine. The PEA shows a significant increase in measured and indicated mineral resource estimates at Niobec with the potential for a significant production expansion. The PEA examined the impact of changing the existing underground mine to either of two bulk mining methods, the open pit scenario or the block caving scenario.

The PEA reflects potential for a near 700% increase in measured and indicated mineral resources to over 1.9 billion kilograms of contained niobium pentoxide, and a potential threefold increase in niobium production to a level of 15 million kilograms per year. Based on higher metal prices and lower operating costs, the operating margin is estimated to increase to $28 per kilogram of niobium. Under the above assumptions, the remaining mine life would exceed 40 years. After-tax net asset value is expected to range between $1.6 billion and $2.0 billion.

In addition, the Company has identified an underexplored Rare Earth Element (REE) zone at the Niobec site and exploration and metallurgical testwork has been initiated.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Outlook

The Niobec mine’s production for 2011 is expected to be between 4.5 million kilograms and 5.0 million kilograms with an operating margin in a range of between $15 and $17 per kilogram. In 2011, capital expenditures at Niobec of $39 million are mainly related to underground development, a pumping station and water treatment.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

DEVELOPMENT PROJECTS

In the second quarter of 2011, the Company’s total development project expenditures were $34.0 million, mainly related to the Westwood project in northern Quebec. Projects are summarized as follows:

(in $ millions)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
Capitalized Expenditures	$	$	$	$

North America
Canada – Westwood project	32.9	25.8	53.5	50.3
Africa
Burkina Faso – Essakane project	-	46.6	-	103.0
South America
Ecuador – Quimsacocha project	0.8	1.6	1.7	3.1
Peru – La Arena project	-	5.6	-	7.0
	33.7	79.6	55.2	163.4
Expenses
South America
French Guiana – Camp Caiman project	0.3	1.0	0.5	1.5
Total	34.0	80.6	55.7	164.9

Outlook 2011 – Evaluation projects

The planned capitalized evaluation expenditures for 2011 are summarized as follows:

(in $ millions)	Capitalized
2011	$

Westwood project (net of expected tax credits of $14.9 million)	128.9
Quimsacocha project	3.1
132.0

Canada – Westwood Project

Mining plan and resources

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development project located two kilometres from the Company’s Doyon gold mine in the Abitibi region of Northern Quebec. In addition, on February 15, 2011, the Company announced the indicated and inferred resources increased by 6% to 3.7 million ounces. The incident involving the hoist at the Doyon division, as disclosed on July 13, 2011, will not have a significant impact on the cost or timing of the Westwood project. Plans remain on track for an early 2013 commercial start with an estimated total cost of $500 million.

The study is classified as preliminary as most of the resources delineated at Westwood are in the inferred category. The study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work, and overall economic studies that are advanced, due in part to the knowledge obtained from the Doyon mine.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Construction

The Westwood project expenditures, excluding exploration, in the second quarter of 2011 totaled $32.9 million (before tax credits) (first six months of 2011 – $53.5 million) with significant infrastructure preparation and construction, including the completion of a number of hoist elements, the fire detection system with the new pump house, the waste silo foundation, and the beginning of the ground support of the six-metre diameter ventilation shaft. During the second quarter of 2011, shaft sinking reached 1,322 metres, with the installation of a spill pocket and the safety bulkhead under the 104-0 level, and underground development work including 2,260 metres of lateral and vertical excavation achieved (first six months of 2011 – 4,366 metres).

Exploration

Over 22,500 metres of diamond drilling was completed during the second quarter 2011 as part of the 82,000-metre 2011 underground drill program. The costs in the second quarter were $2.8 million (before tax credits) (first six months of 2011 – $5.4 million). The program is designed to provide additional inferred resources and upgrade existing mineral resources to measured and indicated categories in tandem with the on-going underground development and construction of the surface installations. As part of the development work, the exploration ramp and underground drifts were extended by 1,350 metres during the quarter to provide better underground access for definition drilling in the upper parts of the deposit. Better access will also improve drill positioning to target extensions to the known mineralized lenses at depth.

Four underground drills, working on expansion drilling below the 132 level, drilled over 8,400 metres during the quarter. In addition, five drills focused on in-fill and delineation work, drilled nearly 14,100 metres. The Company is pleased with the progress year-to-date, projected expansions to the inferred resources, and the increased confidence in the reserves and resources.

Outlook 2011

Evaluation activities planned in 2011 for a total of $128.9 million (net of tax credits of $14.9 million) are as follows:

•	complete construction of the surface waste silo to allow ore development by the end of 2011,
•	achieve shaft sinking plan (1,560 metres by end of 2011),
•	complete the six-metre ventilation raise boring,
•	ground support to the six-metre ventilation raise boring,
•	start construction of the 84-0 level hydrostatic plug to close Doyon underground accesses,
•	infill and step-out drilling for resource development (82,000 metres), and
•	total vertical and horizontal development of nearly 13,000 metres.

South America – Ecuador – Quimsacocha

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

The Company has obtained the requisite permits and authorization to advance feasibility work.

The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters, including the analysis of the model mining contracts recently released by the Ecuadorian government. The Company is also closely following the progress of mining contract negotiations involving three projects in Ecuador, which may serve to clarify certain key items.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Evaluation expenditures expected in 2011 of $3.1 million are based on continuing with the current level of activity. The Company continues to assess whether the new contract model and the government’s position offer sufficient flexibilities that will allow advancement of the project.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries in South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In the second quarter of 2011, IAMGOLD incurred $27.0 million on exploration projects compared to $26.2 million in the second quarter of 2010 (first six months of 2011 – $47.7 million; first six months of 2010 – $42.3 million). The second quarter 2011 expenditures included:

•

near-mine exploration and resource development expenditures of $12.9 million (first six months of 2011 – $24.5 million) including the initial stages of a planned resource expansion and delineation drilling program of more than 95,000 metres at Rosebel in Suriname for $3.3 million (first six months of 2011 – $5.6 million), $2.8 million (first six months of 2011 – $5.4 million) directed at an exploration and resource delineation drilling program of more than 82,000 metres at the Westwood development project in Quebec, and a drill delineation program of more than 72,000 metres at Essakane in Burkina Faso for $3.0 million (first six months of 2011 – $4.8 million);

•

implementation of a supplemental exploration and resource expansion program of 18,500 metres of drilling at Niobec (first six months of 2011 – $2.5 million) bringing the revised exploration and resource delineation forecast to $3.1 million; and

•

greenfield exploration of $14.1 million (first six months of 2011 – $23.2 million) conducted at 16 projects in 8 countries in Africa and the Americas, including two advanced exploration sites. These initiatives are part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration expenditures are summarized as follows:

	Second quarter ended June 30			Six months ended June 30
(in $ millions)	Capitalized	Expensed	Total	Capitalized	Expensed	Total
2011	$	$	$	$	$	$
Near-mine exploration and resource development(a )	9.4	3.5	12.9	16.3	8.2	24.5
Greenfield exploration projects	0.1	14.0	14.1	0.1	23.1	23.2
	9.5	17.5	27.0	16.4	31.3	47.7
2010	$	$	$	$	$	$
Near-mine exploration and resource development(a)	15.8	1.3	17.1	24.1	3.4	27.5
Greenfield exploration projects	0.1	9.0	9.1	0.1	14.7	14.8
	15.9	10.3	26.2	24.2	18.1	42.3

(a)

Capitalized and expensed exploration related to activities within a mine area are included in mining assets on the consolidated balance sheet and within the segmented information found in note 27 of the Company’s unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

The Company’s exploration expenditures were as follows:

(in $ millions)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
	$	$	$	$
Capitalized Near-Mine Exploration and Resource Development
Suriname	3.3	3.8	5.6	7.3
Canada	2.8	2.2	5.4	4.6
Mali	0.3	1.7	0.5	2.0
Burkina Faso	3.0	8.1	4.8	10.2
	9.4	15.8	16.3	24.1
Capitalized Greenfield Exploration
Africa	0.1	0.1	0.1	0.1
Total capitalized	9.5	15.9	16.4	24.2
Expensed Near-Mine Exploration and Resource Development
Canada	1.7	1.1	4.1	2.0
Mali	1.1	0.3	2.0	1.3
Burkina Faso	0.6	-	1.9	-
Suriname	0.1	(0.1)	0.2	0.1
	3.5	1.3	8.2	3.4
Expensed Greenfield Exploration
South America	4.4	4.8	8.5	8.1
Africa	9.2	3.7	13.7	5.9
Canada	0.4	0.5	0.9	0.7
	14.0	9.0	23.1	14.7
Total expensed	17.5	10.3	31.3	18.1
Total	27.0	26.2	47.7	42.3

Outlook 2011 – Exploration

The planned and approved capitalized and expensed exploration for 2011 is $96.8 million and is summarized below. That includes a supplemental program of $2.5 million for rare earth element mineral exploration and resource expansion at Niobec.

In 2011, the Company plans to test more than 18 grassroots projects in Senegal, Mali, Suriname, Colombia, Peru, Brazil and the Canadian province of Quebec, and is searching for advanced exploration opportunities or acquisitions.

Following positive exploration results in 2010, IAMGOLD announced a record $43.5 million greenfield spend for 2011, which provides the Company the means to aggressively advance new and existing growth opportunities. Approximately 118,000 metres of drilling are planned across all greenfield sites in 2011, with an additional 46,425 metres of aircore drilling budgeted for Essakane. The planned drilling comprises a significant proportion of the overall budget and an important allocation of expenditures in resource development. It further reflects the Company’s strategic commitment to organic growth “through the drill bit.”

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Drilling at near-mine and greenfield exploration sites is projected to exceed 500,000 metres in 2011.

(in $ millions)	Capitalized	Expensed	Total
2011	$	$	$
Near-mine exploration and evaluation	37.3	16.0	53.3
Greenfield exploration projects	0.9	42.6	43.5
	38.2	58.6	96.8

CAPITALIZED EXPLORATION EXPENDITURES

Near-mine exploration and resource development work was in progress during the second quarter of 2011 at Westwood, in addition to significant mine site exploration programs at Rosebel, Niobec, Mouska and Essakane.

South America – Suriname – Rosebel

The 2011 reserve development and expansion program at Rosebel was designed to convert measured, indicated and inferred resources into proven and probable reserves, to extend resources along strike and at depth from the existing resources and to identify new resources near known deposits. The 2011 program is underpinned by an aggressive 95,000-metre diamond drilling program that is focused on the eight deposits at Rosebel, and exploration targets located within the Rosebel mining concession.

During the second quarter of 2011, four drill rigs were working on the Rosebel mining concession and a total of 22,770 metres of diamond drilling was carried out chiefly on the Royal Hill deposit where 15,567 metres of drilling was completed for resources development and to test the extent of gold mineralization at depth. Resource expansion drilling was also carried out on the Mayo, the J Zone, and at Pay Caro deposits. Within the surrounding exploration concessions controlled by the Company, in-fill drilling was initiated at Charmagne located 15 kilometres north of the Rosebel infrastructure. The Charmagne project hosts an inferred resource estimate of 10,363,000 tonnes grading 1.02 g/t Au for 329,000 ounces that was outlined in 2010 based on 10,387 metres of core drilling in 76 holes. The resource has since been named the Overman deposit as part of the Charmagne project area. Based on a positive concept study completed earlier in 2011, a 10,000-metre in-fill and delineation diamond drilling program was initiated in June 2011 on the Overman resource. During the second quarter of 2011, 3,449 metres of the planned program were completed, with the aim of converting inferred resources to measured and indicated resources by year-end.

Africa – Burkina Faso – Essakane

An aggressive in-fill and step-out drilling campaign is the priority of the 2011 drilling program, and 72,000 metres of drilling (43,000 metres of diamond drilling and 29,000 metres of reverse circulation drilling) are planned within a total budget of $8.8 million. Resource development drilling continues to target the northern and depth extensions of the Essakane Main Zone (“EMZ”) as part of the mine expansion feasibility study. More than 13,000 metres of diamond drilling were completed in the second quarter of 2011, and numerous drill intercepts grading more than 2 g/t Au over, drilling widths of twelve to fifty metres returned. Exploration priorities in the second half of 2011 will emphasize the depth extensions on the east flank of the EMZ.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Canada – Quebec – Mouska

More than 8,700 metres of underground diamond drilling were completed during the second quarter of 2011 bringing the year-to-date total to more than 16,000 metres of the budgeted 2011 program of 33,600 metres. The exploration and resource delineation program is targeting Zone 47; a subsidiary vein structure located only 35 metres north of existing workings. Drilling to date has focused on the lateral and depth extensions of this structure beyond the current mineral reserves and resources. The Company is pleased with the results to date, and exploration shows the structure to remain open at depth and with demonstrated potential to expand the Mouska mineral resource.

Canada – Quebec – Niobec

The Company approved a supplemental exploration program of $2.5 million in the second quarter of 2011 to drill test the projected extensions of the known resources at Niobec. The funding will also provide for exploration of a known rare earth element zone (“REE zone”) located about one kilometre north of the Niobec mine facility that was last explored in 1985. The program contemplates a 21,000-metre core drilling campaign that will allow for a mineral resource estimate for the REE zone if results are positive, and better define the limits of niobium mineralization the eastern and western extensions of the Niobec mine trend. Drilling commenced on the REE zone during the second quarter of 2011 to conduct systematic pattern drilling and to secure samples for metallurgical test work. Approximately 3,000 metres of diamond drilling were completed during the quarter.

Almost 7,700 metres of infill core drilling were completed during the second quarter of 2011 in Block 4 to upgrade resources to the reserve category as part of the sequential long-term mine planning. In addition, a program of deep drilling to test the extension of the established mineral resource at depth has shown continuity of the geological host units to a depth of 1,400 metres in mining Block 12 and returned similar grades as the established mineral resources. Metallurgical and mineralogical test work will be carried out to confirm estimated recoveries as part of the resource estimation process. Underground exploration drilling totalled 4,492 metres in the second quarter of 2011.

GREENFIELD EXPLORATION EXPENSES

The Company’s exploration team had an on-site presence in 8 countries within North and South America and Africa in the second quarter of 2011, including greenfield exploration work on regional land positions in proximity to the Company’s operating mines at Essakane and Rosebel.

South America – Brazil

Exploration activities during the second quarter of 2011 included geological mapping and geochemical sampling programs over several early-stage project areas located in the States of Minas Gerais and Para. Diamond drilling was initiated late in the first quarter on the Company’s wholly owned Pitangui project in Minas Gerais. Two significant geochemical anomalies have been identified to date at Pitangui. The Penha-Onça trend extends over 2.2 strike kilometres in length and the Jaguara anomaly is underlain by an area of highly prospective Archean structure and stratigraphy.

South America – Peru

In the second quarter of 2011, the Company was nearing completion on a 2,900-metre follow-up diamond drill program on IAMGOLD’s wholly-owned Candelaria project in southern Peru, one of three early stage projects the exploration group expects to drill test in 2011. Other early stage projects, including the Conchucos project located in Ancash State, are scheduled for drill testing in the second half of 2011. Regional surveys and examination of acquisition opportunities continues as part of the Company’s commitment to establishing a robust exploration project pipeline.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

South America – Suriname

The 2011 regional exploration drilling program includes over 8,500 metres of drilling to test exploration targets in the vicinity of the Rosebel mine infrastructure. This drilling is in addition to the minimum 95,000-metre resource expansion program planned for the Rosebel mine area. In the second quarter of 2011, reverse circulation drilling was initiated on the Koemboe prospect located 10 kilometres south of the Rosebel infrastructure. Geologic work shows mineralized quartz vein arrays in host rocks that mimic the mineralized sequence of the southern Rosebel mine trend. The systematic and wide-spaced drilling program identified a gold anomalous trend over one kilometre in length that will be the further drill tested in the third quarter of 2011.

Africa – Burkina Faso – Essakane

During the second quarter of 2011, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. A multi-year aircore drilling program is being carried out over areas covered with thin sheets of windblown sands, with 6,456 metres completed during the second quarter of 2011, bringing the total to more than 20,000 metres drilled year-to-date. Exploration work continued on established gold mineralized trends closest to the Essakane infrastructure, most notably the more than 10-kilometre-long gold anomalous Gossey-Korizena trend and the Alkoma 2 prospect. More than 6,800 metres of reverse circulation and 5,000 metres of diamond drilling were completed during the quarter on these satellite prospects. Preliminary results are positive and the Company will return to these areas for further work after the rainy season in the fourth quarter of 2011.

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), entered into in August 2009, the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years, and demonstrating a 2 million ounce gold resource. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. At June 30, 2011, $11.6 million in exploration expenditures had been expended on the property in fulfillment of the $11 million earn-in condition.

In June 2011, the Company announced the acquisition of 5,000,000 common shares of Avnel as the result of a purchase of common shares from an Avnel shareholder. The Company now owns 16,250,000 common shares of Avnel or approximately 8.5% of the outstanding common shares.

Systematic drill testing recommenced in January 2011 with two diamond drills within the mine area as part of a 34,500-metre combined diamond and reverse circulation drill program of $7.9 million, and the Company added a reverse circulation drill in the second quarter of 2011. The exploration program is designed to test and validate a detailed and predictive geologic model of the Kalana mine area developed by the Company, and more than 20,000 metres of drilling had been completed through the second quarter of 2011. As the program advances, the Company will begin development of a preliminary resource model that incorporates the known high-grade veins with the potential bulk minable material in the surrounding mineralized envelopes at Kalana. Satellite zones, such as Kalanako, located only three kilometres east of the Kalana mine offer significant upside potential and will be an important part of the 2011 exploration program. Additional targets have been identified on the 387-square-kilometre land package by regional termite mound geochemistry and geophysics that will undergo further exploration during the current program.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Africa – Mali – Fougadian Joint Venture

In December 2010, the Company entered into an option-to-joint-venture agreement with Avnel to acquire an initial 51% interest of the available 90% interest, in a 147-square-kilometre concession package located immediately south of the Kalana mine permit. The Company may acquire an additional 14% interest (total 65%) upon completion of certain conditions including establishing a minimum gold resource of 250,000 ounces. A regional termite mound geochemistry survey was completed showing several significant gold anomalous areas that are coincident with regional structures defined by a detailed airborne magnetic-radiometric survey acquired over the Fougadian concessions and the neighbouring Kalana concession package. The Company has established a separate camp to service the exploration program.

Africa – Mali – Siribaya Joint Venture

The Siribaya advanced exploration gold project in Mali is held under an option to joint venture with Merrex Gold Inc. (“Merrex”). IAMGOLD can earn a 50% interest in the project by incurring C$10.5 million in exploration expenses. In June 2011, the Company made a private placement in Merrex of C$1.75 million, to purchase 3.5 million units, each comprised of one share and one-half a share purchase warrant. The private placement increased the Company’s shareholding to 16,616,883 shares representing approximately 14% of the issued capital of Merrex.

In May 2011, the 2011 reverse circulation drill program was expanded to 30,000 metres from 17,000 metres. This added drilling is in addition to a previously announced 10,000-metre diamond drill program that was initiated in the second quarter of 2011 and will be funded by Merrex. Expenditures for the diamond drill program will be treated as a supplemental contribution to the joint venture exploration funding by Merrex, and associated costs will be credited to Merrex’s future funding requirements to the joint venture.

Drilling to date on the Siribaya trend has focused on four kilometres of an eight- to nine-kilometre-long gold mineralized structural corridor defined by geochemistry and geophysics. The reverse circulation program is designed to systematically test the mineralized corridor at 400 to 500-metre intervals for more than three kilometres beyond the limits of the existing drill coverage, whereas the diamond drill program will continue to evaluate and expand the limits of the known resource. Reverse circulation drilling continued through the second quarter and diamond drilling commenced in April. At the end of the second quarter, 5,425 metres of diamond drilling and 19,186 metres of reverse circulation drilling had been completed year-to-date. Field activities, including drilling, were suspended late in July with the on-set of heavy seasonal rains. Drilling will resume in September or October.

Mechanized auger drilling on the sub-parallel Bambadinka mineralized zone, a priority satellite target located two kilometres west of the Siribaya trend, shows elevated gold values in a zone traced over a strike length of nearly ten kilometres. Two fences of reverse circulation holes were completed on the Bambadinka zone during the quarter, but assays are pending. The Company is experiencing delays in the turnaround time with commercial assay laboratories in Mali due to due to a surge in exploration activity in the Country.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Canada – Quebec

A second phase of diamond drilling is planned to start in the third quarter on the Company’s Bousquet-Odyno Property located about 10 kilometres from the Company’s Doyon and Westwood infrastructure. The program is designed to determine continuity and extent of encouraging gold mineralization encountered in the most recent drilling campaign that ended in the first quarter of 2011. A structural reinterpretation of the geology in conjunction with recent drill results provides for a new geologic model that will be tested as part of the planned drilling.

In June, 2011, IAMGOLD entered into an agreement with Virginia Mines Inc. on the Lac Pau property located in the James Bay region of Quebec. Under the terms of the agreement, IAMGOLD has the sole and exclusive right and option to earn an undivided 50% beneficial interest in the property in exchange for $6 million in exploration work over a seven-year period, and total cash consideration of C$0.13 million on or before the third anniversary of the agreement. Virginia will be the operator until the completion of a positive pre-feasibility study. The 34,862 hectare property covers a 12-kilometre-long gold anomalous trend that is host to several significant gold occurrences in different structural settings. The property has received only preliminary drill testing and targeting, and the 2011 summer program will first focus on outcrop stripping and trenching of mineralized zones to better evaluate the geologic potential of the host deformation zone.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity Risk and Capital Resources

The Company ended the second quarter of 2011 with a strong balance sheet, having $1.2 billion in cash, cash equivalents and gold bullion evaluated at market value, compared to $411.3 million at the end of 2010. This increase is mainly due to the sale on June 22, 2011, of the Company’s 18.9% interest in the Tarkwa and Damang gold mines for $667.0 million cash, and to cash flow from operating activities of $211.1 million during the first six months of 2011, partially offset by capital expenditures in mining assets and exploration and development projects.

In addition, in February 2011, IAMGOLD received $48.8 million for the sale of its La Arena project. On February 24, 2011, IAMGOLD issued 1.7 million flow-through shares at a price of C$25.48 per share raising gross proceeds of $43.3 million.

As at June 30, 2011, no funds were drawn against the Company’s $350.0 million unsecured revolving credit facility. The Company also has a $50.0 million revolving facility for the issuance of letters of credit of which, as at June 30, 2011, $18.8 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

On June 21, 2011, IAMGOLD announced the next semi-annual dividend payment in the amount of $0.10 per share which was paid on July 20, 2011 for an amount of $37.5 million.

In July 2011, IAMGOLD filed a renewal of its existing short form base shelf prospectus of up to $1 billion. The renewal has a 25 month life in Canada, except for Quebec, and the United States, and is intended to provide the Company additional financial flexibility. The proceeds from any such offerings may be used by the Company to further expand and develop its existing mines, advance its development projects, further explore and develop its mineral properties, fund working capital requirements or for other general corporate purposes including acquisitions. This filing is a renewal of the Company's existing base shelf prospectus that was not drawn on.

Gold Bullion

	June 30 2011	December 31 2010

Ounces held (oz)	100,001	100,001
Weighted average acquisition cost ($/oz)	419	404
Acquisition cost ($ millions)	41.9	40.4
End of period spot price for gold ($/oz)	1,506	1,406
End of period market value ($ millions)	150.6	140.6

Gold bullion is held in the accounts of reputable and authorized counterparties, which include Canadian chartered banks, refineries, metals dealers and foreign banks as reviewed and approved by senior management on a continual basis. For accounting purposes, gold bullion is valued at cost in the Company’s consolidated balance sheet.

During the second quarter of 2011, the Company sold 1,412 ounces in conjunction with the sale of its interests in the Tarkwa and Damang properties. The Company subsequently purchased back on the market 1,412 ounces of gold, resulting in a gain of $1.4 million.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Working Capital

	000	000
	June 30 2011	December 31 2010
Working capital ($ millions)	1,221.7	344.3
Current working capital ratio	5.1	2.4

During the second quarter of 2011, working capital increased by $654.7 million (first six months of 2011 – $877.4 million) mainly due to increased cash and cash equivalents following the disposal of Tarkwa and Damang.

Contractual Obligations

Contractual obligations as at June 30, 2011 were $136.4 million, an increase of approximately $57.2 million compared to December 31, 2010, mainly due to higher purchase obligations at Essakane. These obligations will be met through available cash resources and operating cash flows.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 29 of the Company’s 2010 annual consolidated financial statements.

Asset retirement obligations

As at June 30, 2011, the Company had letters of credit in the amount of $18.8 million to guarantee asset retirement obligations.

At June 30, 2011, a liability of $182.5 million, representing the discounted value of these obligations, is included in the Company’s unaudited consolidated balance sheet compared to $187.4 million at the end of 2010. The decrease in obligations during the second quarter of 2011 was mainly related to the classification of Mupane’s asset retirement obligation in liabilities held for sale. Disbursements, totaling $0.5 million, were incurred during the second quarter of 2011 (second quarter of 2010 – $0.4 million).

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Marketable securities and warrants held as investments, and market price risk

In the second quarter of 2011, an unrealized loss related to change in market price of marketable securities classified as available-for-sale of $11.9 million (first six months of 2011 – gain of $7.7 million) compared to of a gain of $2.5 million during the second quarter of 2010 (first six months of 2010 – gain of $4.1 million) was recorded in the fair value reserve within equity. The Company sold some of its marketable securities during the first and second quarters of 2011 and 2010. Gains previously included in the fair value reserve were transferred to the statement of earnings for $0.6 million (first six months of 2011 – $0.9 million) compared to of $0.9 million during the second quarter of 2010 (first six months of 2010 – $8.9 million).

The Company also has share purchase warrants held as investments included in other non-current assets on the consolidated balance sheet. These warrants held as investments are considered financial assets at fair value through profit and loss. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized loss of $0.8 million related to the change in the fair value of these warrants held as investments was recorded in the second quarter of 2011 (first six months of 2011 – gain of $2.1 million) compared to a loss of $0.5 million during the second quarter of 2010 (first six months of 2010 – gain of $0.5 million).

At June 30, 2011, the impact of a change of 10% in the fair value of marketable securities and warrants held as investments would have resulted in a change in unrealized net of tax gain/loss of $8.6 million that would be included in other comprehensive income, and a change of $0.6 million in net earnings.

Derivative instruments

At the end of June 2011, the Company had entered into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of its expected consumption of Canadian dollars, oil and aluminum.

At the end of the period, fair values of the Company’s derivatives were as follows:

	June 30, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Derivatives – Foreign exchange contracts	1.7	1.7	-	-
Derivatives – Heating oil option contracts	1.8	1.8	-	-
	3.5	3.5	-	-

Currency exchange rate risk

Movements in the Canadian dollar and the euro against the U.S. dollar have a direct impact on the Company’s financial statements. International operations have exposure to currencies; however, metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

During the second quarter of 2011, the Company entered into forward contracts to hedge a portion of its exposure to the Canadian dollar for the remainder of 2011. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec mine. At June 30, 2011, the Company had outstanding forward contracts to buy C$90.0 million (equivalent of $91.4 million) hedging 45% of the Company’s Canadian dollar requirement for the last six months of 2011. These forward contracts all mature in 2011 and do not qualify for hedge accounting.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Fair value	June 30 2011	December 31 2010
(in $ millions)	$	$
Canadian dollar	1.7	-

Fair value adjustments (unrealized gain (loss) on contracts) and a realized loss on deliveries were recognized and recorded as follows:

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
(in $ millions)	$	$	$	$
Unrealized gain (loss) on contracts	1.7	(1.5)	1.7	(1.9)
Realized loss	-	(2.4)	-	(2.4)
Total included in derivative gain (loss)	1.7	(3.9)	1.7	(4.3)

The fair value as at June 30, 2011, and the fair value based on an increase or a decrease of 10% of the exchange rate as compared to the US dollar would have been as follows:

Fair value	June 30 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Canadian dollar	1.7	(7.2)	11.2

The foreign exchange gain recorded in the second quarter of 2011 of $5.1 million (first six months of 2010 – loss of $0.2 million) compared to a gain of $5.2 million during the second quarter of 2010 (first six months of 2010 – gain of $3.5 million) was mainly due to the impact of foreign exchange variation on net monetary assets such as cash held in Canadian dollars, receivables, payables, income and mining taxes payable, and asset retirement obligations. A 10% depreciation of the Canadian dollar compared to the U.S. dollar would impact positively net earnings (including the tax impact) by approximately by $13.0 million. A 10% appreciation would decrease net earnings (including the tax impact) by approximately $14.0 million.

Subsequent to the end of the second quarter, the Company increased its hedge position for its exposure to the Canadian dollar by executing a combination of forward and option contracts. As a result, the Company has hedged 71% of its exposure for the remainder of 2011 at a rate of $0.994, and 53% of its exposure in 2012 at rates from $0.97 to $1.03.

Oil option contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil, heating oil and diesel. Since heating oil is traded in an active market, the Company uses heating oil swap and option contracts to mitigate the risk of oil price volatility on fuel consumption.

In 2011, the Company entered into option contracts to hedge 8,800,000 gallons expiring in 2011 and 4,000,000 gallons expiring in 2012, being 58% of the second half of 2011 and 14% of 2012 planned fuel requirements at the Rosebel, Essakane, Sadiola and Yatela operations. The net premium paid on the option contracts to hedge the planned requirements was $1.2 million (premium average price of $0.09 per gallon).

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

The fair value is included in receivables and other in the consolidated balance sheet. At June 30, 2011, the fair value of outstanding contracts was as follows:

Fair value	Number of gallons	June 30 2011	December 31 2010
(in $ millions)		$	$
Heating oil options contracts	12,800,000	1.8	-

As of June 30, 2011, the valuation of these contracts was based on a heating oil price of between $2.55 and $2.99 per gallon with a net premium of $0.09 per gallon. The fair value of these contracts, based on an increase or a decrease of 10% of the price per gallon, would have been as follows:

Fair value	June 30 2011	Increase of 10%	Decrease of 10%
(in $ millions)	$	$	$
Heating oil options contracts	1.8	4.3	(0.1)

Changes in fair values resulted in a derivative gain (loss) as follows:

	Second quarter ended June 30		Six months ended June 30
	2011	2010	2011	2010
(in $ millions)	$	$	$	$
Unrealized gain (loss) on contracts	0.6	(1.2)	0.6	(1.5)
Realized gain	-	-	-	-
Total included in derivative loss (gain)	0.6	(1.2)	0.6	(1.5)

Subsequent to the end of the second quarter, the Company modified its strategy by using West Texas Crude oil as the basis for hedging. The Company increased its hedge position for its exposure to fuel by executing a combination of swap and option contracts. As a result, the Company has hedged 69% of its exposure for the remainder of 2011 at prices from $83 to $97 per barrel, and 74% of its exposure in 2012 at prices from $70 to $96 per barrel.

Shareholders’ Equity

At the end of 2010, the Company announced an annual dividend payment of $0.08 per share (2009 – $0.06 per share), totaling $29.8 million, which was paid on January 14, 2011 ($22.1 million in 2009 paid on January 12, 2010). On June 21, 2011, IAMGOLD announced the next semi-annual dividend payment in the amount of $0.10 per share which will be paid on July 20, 2011 for an amount of $37.5 million.

The Company also reported that, in future, it plans to pay its dividend semi-annually.

Number issued and outstanding	June 30, 2011	August 5, 2011

Shares	375,134,902	375,287,149
Share options	4,712,215	4,527,790

The increase in the number of shares issued and outstanding between June 30, 2011 and August 5, 2011 is due to the exercise of options.

Non-controlling Interests

The non-controlling interests relate to the non-controlling partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), Essakane S.A. (the Essakane mine) and EURO Ressources S.A.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

RELATED PARTY TRANSACTIONS

In the first six months of 2011 and 2010, there were no material related party transactions.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure Controls and Procedures

As at the end of the period covered by this MD&A and accompanying unaudited consolidated interim financial statements, the CEO and the CFO have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries and joint venture, was made known to them by others within those entities.

Internal Controls over Financial Reporting

Management of the Company, with the participation of the CEO and the CFO, are responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of unaudited consolidated interim financial statements for external purposes in accordance with international financial reporting standards.

Management, including the CEO and the CFO, evaluated the design of the Company’s internal control over financial reporting as at June 30, 2011. In making this assessment, management, including the CEO and the CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. This evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion on this evaluation.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls subsequent to the date of management’s evaluation.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011.

As a result, IAMGOLD now reports under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices. Refer to note 28 in the unaudited consolidated interim financial statements for the second quarter of 2011 for reconciliations from Canadian generally accepted accounting principles to IFRS.

FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which is four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2013. The Company is in the process of evaluating the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments.

IFRS 10 – Consolidated financial statements

The IASB recently issued its new suite of consolidation and related standards, replacing the existing accounting for subsidiaries and joint ventures (now joint arrangements), and making limited amendments in relation to associates. IFRS 10 supersedes IAS 27, Consolidated and separate financial statements, and SIC 12, Consolidation – Special purpose entities. IFRS 10 will be effective January 1, 2013 and early adoption is permitted. The Company is in the process of evaluating the requirements of the new standards.

IFRS 11 – Joint arrangements, and IAS 28 – Amended standard on associates and joint ventures

The IASB replaced the existing guidance for joint ventures (new arrangements) and made limited amendments in relation to associates and the application of the equity method of accounting. Under IFRS 11, joint arrangements are now classified as either joint operations or joint ventures, depending upon the rights and obligations of the parties to the arrangement.

Limited amendments were made to IAS 28 regarding associates and joint ventures hold for sale and changes in interests held in associates and joint ventures. Under IFRS 11, joint ventures will be accounted for using the equity method instead of proportionate consolidation.

IFRS 11 and IAS 28 (2011) will be effective January 1, 2013 and early adoption is permitted. The Company will apply this new standard in relation to its joint ventures, Sadiola and Yatela. The Company is in the process of evaluating the requirements of the new standards.

IFRS 12 – Disclosure of interests in other entities

IFRS 12 replace the existing disclosure requirements for entities that have interests in subsidiaries, joint arrangements, and associates. IFRS 12 contains disclosure requirements for entities that have interests in unconsolidated structured entities. IFRS 12 will be effective January 1, 2013. The Company is in the process of evaluating the requirements of the new standards.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

IFRS 13 – Fair value measurement

IFRS 13 replaces the fair value measurement guidance contained in individual IFRSs with a single source of fair value measurement guidance, and defines value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e. an exit price. IFRS 13 is applicable prospectively starting January 1, 2013 and early application is permitted with disclosure of the fact. The Company is in the process of evaluating the requirements of the new standards.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2010 annual MD&A, and the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP1 PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity shareholders

Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are non- GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity shareholders and adjusted net earnings from continuing operations attributable to equity shareholders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity shareholders represent net earnings from continuing operations attributable to equity shareholders excluding certain impacts, net of tax, such as impairment charge, changes in asset retirement obligations for closed properties, unrealized derivative gain or loss on warrants held as investments, gain/loss on sale of marketable securities and assets, foreign exchange gain or loss, and executive severance costs, as well as the impact of change in tax laws for mining taxes, and unrealized gain on foreign exchange translation of deferred income and mining tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS. The following table provides a reconciliation of net earnings from continuing operations attributable to equity shareholders as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity shareholders.

1 GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Adjusted net earnings from continuing operations attributable to equity shareholders	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
(in $ millions, except for number of shares and per share amounts)	$	$	$	$

Net earnings from continuing operations attributable to equity shareholders[1]	74.5	23.1	207.7	68.6

Executive severance costs	-	-	-	0.8
Foreign exchange loss (gain)	(5.1)	(5.2)	0.2	(3.5)
Unrealized derivative loss (gain) on warrants held as investments	0.8	1.2	(2.0)	(0.3)
Loss (gain) on sales of marketable securities	(0.6)	0.2	(0.8)	(7.9)
Gain on sales of assets	(1.1)	-	(16.0)	-
Impact of significant change in mining tax laws	5.5	-	5.5	-
Unrealized loss (gain) on foreign exchange translation of deferred income and mining tax liabilities	(4.3)	-	(6.9)	0.4
	(4.8)	(3.8)	(20.0)	(10.5)

Adjusted net earnings from continuing operations attributable to equity shareholders	69.7	19.3	187.7	58.1

Basic weighted average number of common shares outstanding (in millions)	374.9	371.2	374.3	370.3

Basic adjusted net earnings from continuing operations attributable to equity shareholders of the Company per share ($/share)	0.19	0.05	0.50	0.16

[1]	As per the unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Adjusted operating cash flows (continuing operations)

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share from continuing operations. Adjusted operating cash flow is defined as cash generated from continuing operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital and long-term ore stockpiles. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from operating cash flow from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations:

(in $ millions, except where noted)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
	$	$	$	$
Cash generated from operating activities (continued operations) per the unaudited consolidated interim financial statements	85.0	68.8	288.4	159.6
Adjusting items from non-cash working capital items and long-term ore stockpiles:
Accounts receivable and other assets	9.6	(7.6)	9.9	(16.0)
Inventories and long-term stockpiles	46.3	18.1	63.1	22.0
Accounts payable and accrued liabilities	8.3	3.3	6.7	16.7
Adjusted operating cash flow	149.2	82.6	368.1	182.3
Basic weighted average number of common shares outstanding (in millions)	374.9	371.2	374.3	370.3
Basic adjusted operating cash flow per share ($/share)	0.40	0.22	0.98	0.49

Cash costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortisation, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continued operations) to the mining costs, excluding depreciation, depletion and amortisation as per the unaudited consolidated interim statement of earnings.

Second quarter ended June 30, 2011

	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	60.2	41.9	3.3	21.8	9.2	136.4	31.8	168.2
Adjust for:
By-product credit (excluded from mining costs)	(0.5)	(0.6)	(0.2)	(0.1)	-	(1.4)
Stock movement	5.2	3.5	(0.9)	1.4	(0.3)	8.9
Other mining costs	(0.4)	(2.6)	(2.2)	(0.1)	(0.1)	(5.4)
Cost attributed to non-controlling interests	(3.2)	(4.3)	-	-	-	(7.5)
	1.1	(4.0)	(3.3)	1.2	(0.4)	(5.4)
Cash costs – operating mines	61.3	37.9	-	23.0	8.8	131.0
Attributable gold production – operating mines (000 oz)	87	62	-	33	6	188
Total cash costs ($/oz)	704	613	-	705	1,401	697

(a)	Commercial production starting July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate segments.

(c)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

Second quarter ended June 30, 2010

	Operating Gold Mines					Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sadiola	Yatela	Total	Other(a)	Total(b)
Mining costs, excluding depreciation, depletion and amortisation	48.8	1.7	18.3	11.0	79.8	19.5	99.3
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.1)	(0.1)	-	(0.4)
Stock movement	1.3	0.1	0.7	(0.7)	1.4
Other mining costs	(1.1)	(1.0)	(0.1)	(0.2)	(2.4)
Cost attributed to non-controlling interests	(2.5)	-	-	-	(2.5)
	(2.5)	(1.0)	0.5	(0.9)	(3.9)
Cash costs – operating mines	46.3	0.7	18.8	10.1	75.9
Attributable gold production – operating mines (000 oz )	82	2	29	15	128
Total cash costs ($/oz)	567	280	636	697	593

(a)	Niobium, Exploration and evaluation and Corporate Segments.

(b)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Six months ended June 30, 2011

	Operating Gold Mines						Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortisation	115.5	92.5	10.2	43.4	18.4	280.0	56.0	336.0
Adjust for:
By-product credit (excluded from mining costs)	(0.5)	(0.6)	(0.6)	(0.1)	-	(1.8)
Stock movement	7.5	(0.7)	(6.1)	1.5	0.1	2.3
Other mining costs	(0.8)	(3.6)	(3.5)	(0.1)	0.1	(7.9)
Cost attributed to non-controlling interests	(6.1)	(8.8)	-	-		(14.9)
	0.1	(13.7)	(10.2)	1.3	0.2	(22.3)
Cash costs – operating mines	115.6	78.8	-	44.7	18.6	257.7
Attributable gold production – operating mines (000 oz)	187	157	-	63	14	421
Total cash costs ($/oz)	618	501	-	714	1,352	613

(a)	Commercial production starting July 16, 2010.

(b)	Niobium, Exploration and evaluation and Corporate segments.

(c)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

Six months ended June 30, 2010

	Operating Gold Mines					Other
(in $ millions, except where noted) (unaudited)	Rosebel	Doyon Division	Sadiola	Yatela	Total	Other(a)	Total(b)
Mining costs, excluding depreciation, depletion and amortisation	98.4	7.9	34.5	22.9	163.7	38.8	202.5
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	(0.2)	(0.1)	-	(0.5)
Stock movement	(2.5)	(4.5)	1.0	-	(6.0)
Other mining costs	(2.1)	(2.5)	(0.6)	(0.3)	(5.5)
Cost attributed to non-controlling interests	(4.7)	-	-	-	(4.7)
	(9.5)	(7.2)	0.3	(0.3)	(16.7)
Cash costs – operating mines	88.9	0.7	34.8	22.6	147.0
Attributable gold production – operating mines (000 oz )	175	2	59	42	278
Total cash costs ($/oz)	508	280	587	544	528

(a)	Niobium, Exploration and evaluation and Corporate Segments.

(b)	As per note 19 of the Company’s unaudited consolidated interim financial statements.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Gold margin

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

As gold price increased, the sites maximized their margins by mining lower grades which increased cash costs. By choosing to mine these lower-grade deposits of the ore body and managing the cut-off grade, the Company can mine previously uneconomical portions of its resource base, increase the yield from the ore bodies and extend the life of the mines. Notwithstanding increased costs per unit of production, this yields positive cash flow for the Company.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less cash costs per ounce.

(in $/ounce of gold)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
	$/oz	$/oz	$/oz	$/oz
Realized gold price	1,515	1,200	1,447	1,150
Cash cost for continuing operations	697	593	613	528
Gold margin	818	607	834	622

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

Unit operating margin per kilogram of niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

(in $ millions, except where noted)	Second quarter ended June 30 2011	Second quarter ended June 30 2010	Six months ended June 30 2011	Six months ended June 30 2010
	$	$	$	$
Revenues from the Niobec mine as per segmented information (note 27 of the Company’s unaudited consolidated interim financial statements)	48.1	38.9	87.7	79.1
Mining costs per unaudited consolidated interim statement of earnings	168.2	99.3	336.0	202.5
Mining costs from gold mines as per cash cost reconciliation	(136.4)	(79.8)	(280.0)	(163.7)
Other mining costs	(0.5)	(0.5)	(1.0)	(0.8)
Mining costs from the Niobec mine	31.3	19.0	55.0	38.0
Operating margin	16.8	19.9	32.7	41.1
Sales volume (millions of kg Nb)	1.3	1.1	2.3	2.2
Operating margin ($/kg Nb)	14	19	15	19

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

MINING OPERATIONS PRODUCTION DATA

The tables below show production data for each mining operation for each quarter of 2011 and 2010.

	2011		2010
	Q2	Q1	Q4	Q3	Q2	Q1

Suriname—Rosebel Mine (IAMGOLD interest – 95%)
Total operating material mined (000 t)	12,284	11,311	13,967	12,364	11,797	14,159
Strip ratio(a)	3.1	3.1	2.6	3.0	2.9	3.2
Ore milled (000 t)	3,125	3,068	3,417	3,112	3,172	3,131
Head grade (g/t)	1.0	1.1	1.2	1.1	0.9	1.1
Recovery (%)	93	96	95	94	89	92
Gold production – 100% (000 oz)	92	105	126	106	86	98
Attributable gold production – 95% (000 oz)	87	100	119	101	82	93
Gold sales – 100% (000 oz)	87	104	131	96	87	102
Gold revenue ($/oz)(b)	1,518	1,401	1,378	1,238	1,207	1,111
Cash cost excluding royalties ($/oz)	617	469	378	421	504	401
Royalties ($/oz)	87	75	71	63	63	55
Cash cost ($/oz)(c)	704	544	449	484	567	456

Burkina Faso—Essakane Mine (IAMGOLD interest – 90%)(d)
Total operating material mined (000 t)	5,929	7,617	7,454	5,404	-	-
Strip ratio(a)	1.5	1.9	1.1	1.2	-	-
Ore milled (000 t)	1,344	2,251	1,675	1,298	-	-
Head grade (g/t)	1.6	1.5	1.7	1.2	-	-
Recovery (%)	96	96	96	95	-	-
Gold production – 100% (000 oz)	69	106	89	47	-	-
Attributable gold production – 90% (000 oz)	62	95	80	42	-	-
Gold sales – 100% (000 oz)	69	115	95	18	-	-
Gold revenue ($/oz)(b)	1,519	1,402	1,386	1,287	-	-
Cash cost excluding royalties ($/oz)	525	359	372	441	-	-
Royalties ($/oz)	88	69	42	18	-	-
Cash cost ($/oz)(c)	613	428	414	459	-	-

Canada—Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000 t)	16	14	12	13	17	19
Ore milled (000 t)	-	-	44	17	-	-
Head grade (g/t)	-	-	13.1	14.2	-	-
Recovery (%)	-	-	96	96	-	-
Gold production (000 oz)	-	-	18	13	2	-
Gold sales (000 oz)	-	10	24	3	-	6
Gold revenue ($/oz)(b)	-	1,371	1,396	1,284	-	1,100
Cash cost excluding royalties ($/oz)	-	-	812	430	252	-
Royalties ($/oz)	-	-	31	26	28	-
Cash cost ($/oz)(c)	-	-	843	456	280	-
(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash costs section above for reconciliation to GAAP measures.
(d)	Commercial production started effective as of July 16, 2010. Refer to the Results of Operations’ section for more information.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

	2011		2010
	Q2	Q1	Q4	Q3	Q2	Q1

Mali—Sadiola Mine (IAMGOLD interest – 41%)
Total operating material mined (000 t)	2,640	2,469	2,692	1,808	2,486	2,668
Strip ratio(a)	6.7	6.3	7.4	8.5	8.2	7.9
Ore milled (000 t)	492	469	460	441	448	443
Head grade (g/t)	2.0	1.8	2.1	2.1	2.1	2.1
Recovery (%)	95	95	92	92	95	94
Attributable gold production (000 oz)	33	30	29	30	29	30
Attributable gold sales (000 oz)	30	30	31	28	29	29
Gold revenue ($/oz)(b)	1,502	1,387	1,366	1,222	1,188	1,109
Cash cost excluding royalties ($/oz)	620	642	696	589	567	473
Royalties ($/oz)	85	82	89	70	69	65
Cash cost ($/oz)(c)	705	724	785	659	636	538

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000 t)	1,746	1,488	1,384	1,508	1,364	704
Strip ratio(a)	6.3	6.1	5.5	8.2	7.7	4.3
Ore crushed (000 t)	288	276	308	233	328	304
Head grade (g/t)	1.1	1.0	1.0	1.0	1.0	1.9
Attributable gold stacked (000 oz)	10	9	10	7	11	18
Attributable gold production (000 oz)	6	8	9	9	15	27
Attributable gold sales (000 oz)	7	7	8	10	15	26
Gold revenue ($/oz)(b)	1,488	1,389	1,373	1,233	1,185	1,110
Cash cost excluding royalties ($/oz)	1,309	1,233	1,302	1,169	622	397
Royalties ($/oz)	92	79	77	74	75	65
Cash cost ($/oz)(c)	1,401	1,312	1,379	1,243	697	462
Discontinued Operations
Botswana—Mupane Mine (IAMGOLD interest – 100%)
Gold production (000 oz)	10	11	15	16	13	13
Cash cost ($/oz)(c)	1,271	1,379	1,062	964	887	826

Ghana—Tarkwa and Damang Mines (IAMGOLD interest – 18.9%)
Attributable gold production (000 oz)	-	46	45	45	49	43
Cash cost ($/oz)(c )	-	542	627	598	634	612

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011

	2011		2010
	Q2	Q1	Q4	Q3	Q2	Q1

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000 t)	546	529	454	427	441	470
Ore milled (000 t)	529	521	502	458	456	448
Grade (% Nb2O5)	0.60	0.57	0.59	0.62	0.62	0.61
Niobium production (millions of kg Nb)	1.1	1.1	1.0	1.1	1.1	1.2
Niobium sales (millions of kg Nb)	1.3	1.0	1.0	1.1	1.1	1.1
Operating margin ($/kg Nb)(a)	14	16	17	19	19	19

(a)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the above section Unit Operating Margin per Kilogram of Niobium for the Niobec Mine for reconciliation to GAAP measure.

IAMGOLD CORPORATION – SECOND QUARTER REPORT – JUNE 30, 2011